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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Miller, III, Lloyd I.		March 24, 2003		###-##-####
	4550 Gordon Drive (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			JNI Corporation- JNIC		☐ Director ☒ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	Naples, FL 34102 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		783,300(1)		I		By Trust A-4

	Common Stock		14,700(1)		I		By Trust A-3

	Common Stock		1,398,326(1)		I		By Milfam II, L.P.

	Common Stock		2,000(1)		I		By Lloyd I. Miller, III, custodian to Alexandra B. Miller UGMA

	Common Stock		86,350(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (JJ)

	Common Stock		1,000(1)		I		By Lloyd I. Miller, III, co-trustee to Lloyd Crider GST

	Common Stock		72,700(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (B)

	Common Stock		321,200(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (G)

	Common Stock		17,900(1)		I		By Lloyd I. Miller, III, trustee for Milgrat II (I)

	Common Stock		24,575(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (K)

	Common Stock		24,575(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (P)

	Common Stock		43,000(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (U)

	Common Stock		67,200(1)		I		By Lloyd I. Miller, III, trustee for Milgrat I (Z)

	Common Stock		1,000(1)		I		By Lloyd I. Miller, III, trustee to Catherine C. Miller GST

	Common Stock		2,000(1)		I		By Lloyd I. Miller, III, trustee to Kimberly S. Miller GST

	Common Stock		2,000(1)		I		By Kimberly S. Miller

	Common Stock		2,000(1)		I		By Lloyd I. Miller, III, custodian to Lloyd I. Miller, IV UGMA

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. This filing shall not be deemed an admission that the reporting person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this filing.

/s/ Lloyd I. Miller, III	April 3, 2004
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.